MISSION NEWENERGY LIMITED
ACN 117 065 719
NOTICE OF ANNUAL GENERAL MEETING

TIME:  10:00 am (WST)
DATE:  Tuesday, 22 November 2016
PLACE: BDO, 38 Station Street, Subiaco, Perth, Western Australia

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.
Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 6313 3975.

PERDM01_2995789_2
[6259496: 13534773_1]

CONTENTS PAGE

NOTICE OF ANNUAL GENERAL MEETING	3
EXPLANATORY MEMORANDUM	5
GLOSSARY	13

TIME AND PLACE OF MEETING AND HOW TO VOTE
VENUE
The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 10:00 am (WST) on Tuesday, 22 November 2016 at BDO, 38 Station Street, Subiaco, Perth, Western Australia.

YOUR VOTE IS IMPORTANT
The business of the Annual General Meeting affects your shareholding and your vote is important.
VOTING ELIGIBILITY
The persons eligible to attend and vote at the Annual General Meeting are those who are registered Shareholders at 10.00am (WST) on Sunday, 20 November 2016.
VOTING IN PERSON
To vote in person, attend the Annual General Meeting on the date and at the place set out above.
VOTING BY PROXY
To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.
Further details in respect of appointing a proxy are set out in the “instructions for Completing ‘Appointment of Proxy’ Form” which forms part of the proxy form enclosed with this Notice.
If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

NOTICE OF ANNUAL GENERAL MEETING
Notice is given that the Annual General Meeting of Shareholders will be held at 10:00 am (WST) on Tuesday, 22 November 2016 at BDO, 38 Station Street, Subiaco, Perth, Western Australia for the purposes of transaction the business set out in this Notice.

The Explanatory Memorandum to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Memorandum and the Proxy Form are part of this Notice of Meeting.
The persons eligible to attend and vote at the Annual General Meeting are those who are registered Shareholders of the Company at 10:00 am (WST) on Sunday, 20 November 2016.
Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.
AGENDA
ORDINARY BUSINESS
Financial Statements and Reports
To receive and consider the annual financial report of the Company for the financial year ended 30 June 2016 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.
Note: there is no requirement for shareholders to approve these reports.
1.
Resolution 1: Adoption of remuneration report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
“That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company’s annual financial report for the financial year ended 30 June 2016.”
Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company. The Directors will consider the outcome of the vote and comments made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.
Voting Prohibition Statement:
A vote on this Resolution must not be cast (in any capacity) by or on behalf of any of the following persons:
(a)
a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b)
a Closely Related Party of such a member.
However, a person described above may vote on this Resolution if:
(a)
the person does so as a proxy who is entitled to vote on this Resolution appointed by writing that specifies how the proxy is to vote on the Resolution; or
(b)
the voter is the Chairman and the appointment of Chairman as proxy:
i.
does not specify the way the proxy is to vote on this Resolution; and

ii.
expressly authorises the Chairman to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.
2.
Resolution 2: Re-election of director – Mr Guy Burnett
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
“That, for the purpose of clause 5.1 of the Company’s Constitution and for all other purposes, Mr Guy Burnett, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director.”
The Directors (other than Mr Guy Burnett, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 2.
3.
Resolution 3: Re-election of director – Mr Mohd Azlan bin Mohammed
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
“That, for the purpose of clause 5.1 of the Company’s Constitution and for all other purposes, Mr Mohd Azlan bin Mohammed, a Director who retires by rotation and, being eligible, offers himself for re-election, is re-elected as a Director.”
The Directors (other than Mr Mohd Azlan bin Mohammed, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 3.
4.
Resolution 4: Approval of 10% Placement Facility
To consider and, if thought fit, to pass the following as a special resolution:
“That, pursuant to and for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of (or the entry into agreements to issue) Equity Securities up to 10% of the issued capital of the Company calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Memorandum.”
The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.
Voting exclusion statement
The Company will disregard any votes cast on Resolution 4 by a person who may participate in the 10% Placement Facility and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of shares, if Resolution 4 is passed, and by any associates of such persons.
However, the Company will not disregard a vote if:
(a)
it is cast by the person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b)
it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.
DATED: 21 OCTOBER 2016
BY ORDER OF THE BOARD
GUY BURNETT
COMPANY SECRETARY

EXPLANATORY MEMORANDUM
This Explanatory Memorandum has been prepared for the information of shareholders in connection with the business to be conducted at the Annual General Meeting to be held at 10:00 am (WST) on Tuesday, 22 November 2016 at BDO, 38 Station Street, Subiaco, Perth, Western Australia.

The purpose of this Explanatory Memorandum is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.
1.
Financial statements and reports
In accordance with the Constitution, the business of the Annual General Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2016 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.
There is no requirement for Shareholders to approve these reports. The Chairman will however provide a reasonable opportunity for Shareholders to ask questions about, or make comments on, the operations and management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the content of the auditor’s report.
Whilst the Company is not required to provide a hard copy of the Company’s annual financial report unless a Shareholder has specifically elected to receive a printed copy, Shareholders may view the Company's annual financial report on its website at www.missionnewenergy.com. If you wish to change your election (with regard to receipt of annual reports), you should contact the Company or Link.
2.
Resolution 1: adoption of remuneration report
2.1
GENERAL
The Corporations Act 2001 (Cth) requires that at a listed company’s annual general meeting, a resolution that the remuneration report be adopted must be put to the shareholders. However, such a resolution is advisory only and does not bind the Directors or the Company. The Directors will consider the outcome of the vote and comments made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.
The remuneration report of the Company for the financial year ended 30 June 2016 is set out in the Company's annual financial report which is available on its website at www.missionnewenergy.com.
The remuneration report sets out the Company’s remuneration arrangements for the Directors and senior management of the Company. The remuneration report is part of the Directors’ report contained in the annual financial report of the Company for the financial year ending 30 June 2016.
A reasonable opportunity will be provided for discussion of the remuneration report at the Annual General Meeting.
2.2
VOTING CONSEQUENCES
Under changes to the Corporations Act which came into effect on 1 July 2012, a company is required to put to its shareholders a resolution proposing the calling of another meeting of shareholders to consider the appointment of directors of the company (Spill Resolution) if, at two consecutive annual general meetings, at least 25% of the votes cast on a remuneration report resolution are voted against adoption of the remuneration report. If required, the Spill Resolution must be put to vote at the second of those annual general meetings.
If more than 50% of votes cast are in favour of the Spill Resolution, the company must convene a shareholder meeting (Spill Meeting) within 90 days of the second annual general meeting.
All of the directors of the company who were in office when the directors’ report (as included in the company’s annual financial report for the previous financial year) was approved, other than the managing director of the company, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.
Following the Spill Meeting those persons whose election or re-election as directors of the company is approved will be the directors of the company.
2.3
PREVIOUS VOTING RESULTS
At the Company’s previous annual general meeting the votes cast against the remuneration report considered at that annual general meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this Annual General Meeting.
2.4
PROXY VOTING RESTRICTIONS
Shareholders appointing a proxy for this Resolution should note the following:
If you appoint a member of the Key Management Personnel (other than the Chairman) whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member as your proxy:
You must direct your proxy how to vote on this Resolution. Undirected proxies granted to these persons will not be voted and will not be counted in calculating the required majority if a poll is called on this Resolution.
If you appoint the Chairman as your proxy (where he/she is also a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member):
You do not need to direct your proxy how to vote on this Resolution and you do not need to mark any further acknowledgement on the Proxy Form.
If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.
If you appoint any other person as your proxy
You do not need to direct your proxy how to vote on the Resolution, and you do not need to mark any further acknowledgement on the Proxy Form.

3.
Resolutions 2 to 3: re-election of directors
3.1
Rotation
Clause 5.1 of the Company’s Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.
Additional Directors appointed during the year shall not be taken into account in determining the Directors to retire by rotation.
A Director who retires by rotation under clause 5.1 of the Constitution is eligible for re-election.
Mr Guy Burnett and Mr Mohd Azlan bin Mohammed retire by rotation and seek re-election.
Board recommendation
The Directors (other than Mr Guy Burnett and Mr Mohd Azlan bin Mohammed, who abstained) unanimously recommend that Shareholders vote in favour of Resolution 2 and 3.

4.
Resolution 4 – APPROVAL OF 10% PLACEMENT FACILITY
4.1
Introduction
ASX Listing Rule 7.1A came into effect on 1 August 2012 and enables an eligible entity to issue Equity Securities up to 10% of its issued share capital through placements over a 12 month period after the eligible entity's Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the entity's 15% placement capacity under Listing Rule 7.1.
An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity for the purposes of Listing Rule 7.1A.
The effect of Resolution 4 will be to allow the Directors to issue (or agree to issue) the Equity Securities under Listing Rule 7.1A during the period up to 12 months after the Annual General Meeting without subsequent Shareholder approval and without using the Company's 15% placement capacity under Listing Rule 7.1.
The exact number of Equity Securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (see Section 4.2(b) below).
Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders entitled to vote on the resolution being those Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).
The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

4.2
Summary of ASX Listing Rule 7.1A
(A)
Equity Securities
Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company. At the date of this Notice, the Company has only one class of quoted Equity Securities, being its Shares.
(b)
Formula for calculating 10% Placement Facility
Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an Annual General Meeting may issue or agree to issue, during the period of approval, a number of Equity Securities calculated in accordance with the following formula:
( A x D ) - E
Where:
A  is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement,
●
plus the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2;
●
plus the number of partly paid ordinary securities that became fully paid in the 12 months;
●
plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under Listing Rules 7.1 and 7.4. This does not include an issue of fully paid ordinary securities under the entity's 15% placement capacity without shareholder approval pursuant to Listing Rule 7.1 or ratification pursuant to Listing Rule 7.4; and
●
less the number of fully paid ordinary securities cancelled in the 12 months.
Note that “A” is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.
D  is 10%
E  is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under Listing Rules 7.1 or 7.4.

(c)
Listing Rule 7.1 and Listing Rule 7.1A
The ability of an entity to issue Equity Securities under Listing Rule 7.1A is in addition to the entity's 15% placement capacity under Listing Rule 7.1. At the date of this Notice, the Company has on issue 40,870,275 Shares and therefore has a capacity to issue:
(i)
6,130,541 Shares under Listing Rule 7.1; and
(ii)
subject to Shareholder approval being obtained under Resolution 4, 4,087,028 Shares under Listing Rule 7.1A.
The actual number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 4.2(b) above).
(d)
Minimum Issue Price
The issue price of Equity Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:
(i)
the date on which the price at which the Equity Securities are to be issued is agreed; or
(ii)
if the Equity Securities are not issued within 5 ASX trading days of the date in Section 4.2(d)(i), the date on which the Equity Securities are issued.
(e)
10% Placement Period
Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the Annual General Meeting at which the approval is obtained and expires on the earlier to occur of:
(i)
the date that is 12 months after the date of the Annual General Meeting at which the approval is obtained; or
(ii)
the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX,
(the 10% Placement Period).

4.3
Information required by ASX Listing Rule 7.3A
ASX Listing Rule 7.3A sets out a number of matters which must be included in a notice of meeting seeking an approval under ASX Listing Rule 7.1A. The following information is provided for the purposes of Listing Rule 7.3A:
(a)
The Equity Securities will be issued at an issue price of not less than the amount described in Section 4.2(d) above.

(b)
If Resolution 4 is approved and the Company issues Equity Securities under the 10% Placement Facility, existing Shareholders' economic interests may be diluted if the Equity Securities are issued at a discount. Further, the existing Shareholders’ voting power in the Company will be diluted by up to 9.1%.
There is a risk that:
(i)
the market price for the Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the approval at the Annual General Meeting; and
(ii)
the Equity Securities may be issued at a price that is at a discount to the market price for the Company’s Equity Securities on the issue date, which may have an effect on the amount of funds raised by the issue of the Equity Securities and also on the Company’s share price post issue of the Equity Securities.
The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice (see Section 4.2(b) above).
The table also shows:
(A) two examples where variable "A" has increased, by 50% and 100%. Variable "A" is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders' meeting; and
(B) two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current share price (which, for the purposes of this table, is $0.038 as at 26 September 2016).

Dilution
Variable "A" in Listing Rule 7.1A2		Assuming 50% decrease in Current Issue Price ($0.019)	Issue Price at share price as at 26 September 2016 ($0.038)	Assuming 100% increase in Current Issue Price($0.076)
Current Variable "A"51,087,844	10% dilution - Shares Issued	51,087,844	51,087,844	51,087,844
	Funds Raised	$970,669	$1,941,338	$3,882,676
50% increase in current Variable "A"76,631,766	10% dilution - Shares Issued	76,631,766	76,631,766	76,631,766
	Funds Raised	$1,456,004	$2,912,007	$5,824,014
100% increase in current variable "A"102,175,689	10% dilution - Shares Issued	102,175,689	102,175,689	102,175,689
	Funds Raised	$1,941,338	$3,882,676	$7,765,352

The table has been prepared on the following assumptions:
●
The base issue price is assumed to be $0.038, being the closing price of the Company's Shares on ASX on 26 September 2016.
●
The issue price is assumed to be the share price as at 26 September 2016 (rather than being based on the 15 day VWAP).
●
The Company issues the maximum number of Equity Securities available under the 10% Placement Facility.
●
The issue of Equity Securities under the 10% Placement Facility consists of only Shares (since this is the only class of listed securities the Company has on issue at the date of this Notice).
●
The table does not show the economic dilution that may be caused to a particular Shareholder’s shareholding by reason of placements under the 10% Placement Facility.
●
The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A on the basis of the Company’s current issued share capital, not under the 15% placement capacity under Listing Rule 7.1.
●
In each case, an issue of the maximum number of shares under the 10% Placement Facility would dilute the Shareholders as at the date immediately prior to the issue by up to 9.1%. For example, based on the current number of Shares, existing shareholders have 40,870,275 votes out of a total post-issue number of Shares of 44,957,303, representing 90.9% of the post-issue total number of Shares (or a dilution of 9.1%).

(c)
The Company will only issue and allot the Equity Securities during the 10% Placement Period. The approval under Resolution 4 for the issue of the Equity Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a proposed change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).
(d)
The Company may seek to issue the Equity Securities for the following purposes:
(i)
non-cash consideration for the acquisition of new assets and investments. In such circumstances the Company will provide a valuation of non-cash consideration as required by Listing Rule 7.1A.3;
(ii)
cash consideration. In such circumstances, the Company intends to use the funds raised towards acquisitions of new assets or investments, or for expenditure on the Company’s current assets or projects and/or for general working capital and corporate requirements; or
(iii)
in repayment of debt (including debt under any line of credit or other debt facilities) or for other requirements as deemed appropriate by the Board.
The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon issue of any Equity Securities.
(e)
The Company's allocation policy for the issue of new Shares under the 10% Placement Facility is dependent on the prevailing market conditions at the time of any proposed issue pursuant to Listing Rule 7.1A. The identity of the allottees of the Equity Securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:
(i)
the purpose of the issue;
(ii)
alternative methods of raising funds that are available to the Company, including but not limited to, rights issues or other issues in which existing security holders can participate, and the likelihood of such alternative methods raising the required funds;
(iii)
the effect of the issue of the Equity Securities on the control of the Company;
(iv)
the circumstances of the Company, including, but not limited to, the financial situation and solvency of the Company;
(v)
any relationships between a potential investor and the Company or any current shareholder or officeholder of the Company; and
(vi)
advice from corporate, financial and broking advisers (if applicable).

(f)
The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new shareholders who are not related parties or associates of a related party of the Company. Further, the allocation may be made to vendors of new assets or acquirers of existing assets.
(g)
A voting exclusion statement is included in the Notice of Meeting. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice.
4.4
Information Required By ASX Listing Rule 7.3A.6
In the 12 months preceeding the date of the AGM, the Company has issued no Equity Securities.
Board recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.
5.
ENQUIRIES
Shareholders should contact Mr Guy Burnett, Company Secretary, on (+ 61 8) 6313 3975 if they have any queries in respect of the matters set out in these documents.

GLOSSARY
$ means Australian dollars.
10% Placement Facility has the meaning given to that term in section 5.1 of the Explanatory Memorandum.
10% Placement Period has the meaning given to that term in section 5.2(e) of the Explanatory Memorandum.
Annual General Meeting means the meeting convened by the Notice of Meeting.
ASIC means the Australian Securities and Investments Commission.
ASX means ASX Limited, or the Australian Securities Exchange, as the context requires.
ASX Listing Rules means the Listing Rules of ASX.
Board or Directors means the board of directors of Mission (and each of the directors of Mission as the case may be).
Company means Mission NewEnergy Limited (ACN 117 065 719).
Constitution means the Company’s constitution.
Corporations Act means the Corporations Act 2001 (Cth).
Directors means the current directors of the Company.
Equity Securities has the meaning given to the expression “equity security” in the Listing Rules.
Explanatory Memorandum means the explanatory memorandum accompanying the Notice of Meeting.
Link means Link Market Services
Mission or Company means Mission NewEnergy Limited (ACN 117 065 719).
Notice of Meeting or Notice of Annual General Meeting means this notice of annual general meeting including the Explanatory Memorandum.
Proxy Form means the proxy form attached to this Notice of Meeting.
Resolutions means the resolutions set out in this Notice of Meeting, or any one of them, as the context requires.
Share means a fully paid ordinary share in the capital of the Company.
Shareholder means a holder of a Share.
WST means Western Standard Time as observed in Perth, Western Australia.